Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three and Nine Months Ended March 31, 2011 and 2010

(An exploration stage company)

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	March 31,	June 30,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$11,739,561	$4,560,493
Amounts receivable (note 4)	676,504	355,471
Prepaid expenses	151,661	130,953
	12,567,726	5,046,917

Equipment (note 5)	518,693	497,960

Unproven mineral right interests (Schedule and note 3)	45,611,957	42,647,361
	$58,698,376	$48,192,238
LIABILITIES
Current liabilities:
Accounts payable	$802,933	$348,627
Accrued liabilities	235,000	193,000
	1,037,933	541,627

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized: Unlimited number of common shares without par value Issued and outstanding: 77,148,086 common shares (June 30, 2010; 68,010,586 common shares)	74,491,415	63,556,255

Contributed surplus	5,359,650	4,089,747

Deficit, accumulated during the exploration stage	(22,190,622)	(19,995,391)
	57,660,443	47,650,611
	$58,698,376	$48,192,238

Nature of operations (note 1)
Commitments and contingencies (note 11)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2011	31, 2010	31, 2011	31, 2010
Expenses:
Amortization of equipment	$3,695	$5,121	$12,197	$17,869
Foreign exchange loss	75,779	76,078	128,196	68,422
General exploration	28,487	73,096	62,063	73,096
Interest and bank charges	437	1,258	2,394	2,875
Investor relations and shareholder communications	35,592	21,724	112,013	59,498
Legal, audit and consulting	103,274	98,685	358,079	349,223
Office, insurance and miscellaneous	55,632	70,941	181,433	197,624
Rent	53,681	44,205	156,018	143,976
Salaries and benefits	553,747	486,758	1,080,402	950,790
Transfer and filing fees	41,613	37,435	115,489	104,292
Travel and accommodation	6,624	10,971	24,747	42,258
Write down of unproven	-	124,363	-	124,363
mineral right interests
	958,561	1,050,635	2,233,031	2,134,286

Loss before other items	(958,561)	(1,050,635)	(2,233,031)	(2,134,286)

Other items:
Investment income	18,980	2,408	24,483	6,291
Other income	1,814	-	13,317	-

Net loss and comprehensive loss for the period	$(937,767)	$(1,048,227)	$(2,195,231)	$(2,127,995)

Loss per share – basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	77,148,086	65,697,616	71,751,800	63,273,224

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Canadian dollars)

				Deficit
				during the
	Number	Common	Contributed	exploration	Shareholders’
	of shares	shares	surplus	stage	equity
Balance at June 30, 2009	62,086,620	$56,753,646	$4,031,196	$(15,868,777)	$44,916,065
Net loss for the year	-	-	-	(2,127,995)	(2,127,995)
Shares and warrants issued on public offering	3,613,300	3,849,578	-	-	3,849,578
Share issue costs		(421,596)			(421,596)
Stock-based compensation	-	-	400,000	-	400,000
Shares issued on exercise of stock options	3,333	2,166	-	-	2,166
Shares issued on exercise of warrants	2,307,333	2,884,166	-	-	2,884,166
Transfer from contributed surplus on exercise of options and warrants	-	492,556	(492,556)	-	-
Balance at March 31, 2010	68,010,586	63,560,516	3,938,640	(17,996,772)	49,502,384

Balance at June 30, 2010	68,010,586	$63,556,255	$4,089,747	$(19,995,391)	$47,650,611
Net loss for the period	-	-	-	(2,195,231)	(2,195,231)
Shares and warrants issued on public offering (Note 7(a))	9,085,000	12,059,405	659,595	-	12,719,000
Share issue costs (Note 7(a))		(1,028,621)	(56,262)		(1,084,883)
Broker warrants issued on public offering (Note 7(a))	-	(146,081)	146,081	-	-
Stock-based compensation	-	-	536,821	-	536,821
Shares issued on exercise of stock options	52,500	34,125	-	-	34,125
Transfer from contributed surplus on exercise of options	-	16,332	(16,332)	-	-
Balance at March 31, 2011	77,148,086	$74,491,415	$5,359,650	$(22,190,622)	$57,660,443

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2011	31, 2010	31, 2011	31, 2010
Cash (used for) provided by :
Operating Activities
Net loss for the period	$(937,767)	$(1,048,227)	$(2,195,231)	$(2,127,995)
Items not involving cash :
Amortization of equipment	3,695	5,121	12,197	17,869
Stock-based compensation	372,361	303,187	536,821	400,000
Gain on disposal of equipment	-	-	(11,503)	-
Write down of unproven mineral right interests	-	124,363	-	124,363
Net changes in non-cash working capital items
Amounts receivable	21,821	12,128	(18,704)	(6,045)
Prepaid expenses	(95,934)	(103,970)	(35,739)	(28,692)
Accounts payable and accrued liabilities	(66,284)	(60,001)	(50,424)	15,206
	(702,108)	(767,399)	(1,762,583)	(1,605,294)
Investing Activities
Purchase of equipment	(29,912)	(1,612)	(99,911)	(1,940)
Proceeds on disposal of equipment	-	-	12,613	-
Unproven mineral right interests	(1,062,935)	(778,771)	(2,639,293)	(2,177,231)
	(1,092,847)	(780,383)	(2,726,591)	(2,179,171)
Financing Activities
Common shares issued for cash upon exercise of stock options	-	-	34,125	2,166
Common shares issued for cash upon public offering	-	3,849,578	12,719,000	3,849,578
Share issuance costs	(199,997)	(321,244)	(1,084,883)	(321,244)
Common shares issued for cash upon exercise of warrants	-	2,884,166	-	2,884,166
	(199,997)	6,412,500	11,668,242	6,414,666
Increase / (decrease) in cash and cash equivalents during the period	(1,994,952)	4,864,718	7,179,068	2,630,201

Cash and cash equivalents - beginning of period	13,734,513	1,221,059	4,560,493	3,455,576

Cash and cash equivalents - end of period	$11,739,561	$6,085,777	$11,739,561	$6,085,777

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2011	31, 2010	31, 2011	31, 2010
Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$(148,477)	$(67,065)	$(302,329)	$(102,890)
Accounts payable for unproven mineral rights interests	662,795	110,407	546,729	124,321
Amortization capitalized to unproven mineral right interests	21,971	24,253	65,865	77,929
Transfer of contributed surplus upon exercise of options and warrants	-	491,840	16,332	492,556

Cash and cash equivalents are comprised of:
Cash	$3,604,540	$1,023,391	$3,604,540	$1,023,391
Treasury Bills	7,213,911	5,062,386	7,213,911	5,062,386
Treasury Bills US$	921,110	-	921,110	-
	$11,739,561	$6,085,777	$11,739,561	$6,085,777

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements March 31, 2011
(Unaudited)
(Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico. At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $22,190,622 (June 30, 2010; $19,995,391) and a net loss of $2,195,231 (2010; $2,127,995) for the nine months ended March 31, 2011. These factors raise doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet. On December 23, 2010 Kimber announced that it had closed a $12,719,000 offering consisting of 9,085,000 units that were issued at a price of $1.40 per unit. See note 7(a)).

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements March 31, 2011
(Unaudited)
(Canadian dollars)

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation (continued)

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the year ended June 30, 2010 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)	Adoption of new accounting standards

Effective July 1, 2010, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

c)	Recent accounting pronouncements

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures.

3.	Unproven Mineral Right Interests

Kimber’s unproven mineral right interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Estado de Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

During the nine month period ended March 31, 2011 Kimber capitalized $2,964,596 of costs to unproven mineral right interests (nine months to March 31, 2010; $2,152,228).

A Consolidated Schedule of Unproven Mineral Right Interests as at March 31, 2011 and for the nine months ended March 31, 2011, is included at the end of the Notes to the Consolidated Financial Statements.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

4.	Amounts Receivable

Amounts receivable at March 31, 2011 are comprised primarily of paid value added tax (“IVA”) recoverable from the Government of Mexico. The IVA Tax is 16% of expenditures in Mexico. Kimber has been experiencing delay in obtaining IVA refunds, although on March 17, 2011 a refund of $53,250, relating to the quarter ended March 31, 2010 was received. As at March 31, 2011, IVA of $122,090 (June 30, 2010; $19,656) has been outstanding for more than one year. All other amounts receivable are aged within one year.

	March 31, 2011	June 30, 2010

IVA tax receivable	$629,423	$328,203
HST receivable	39,295	20,888
Other receivables	7,786	6,380
	$676,504	$355,471

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

5.	Equipment

		March 31, 2011
	Cost	Accumulated	Net book
		Amortization	value
Camp and equipment	$515,227	$219,794	$295,433
Camp vehicles	205,190	82,771	122,419
Computer equipment	173,797	111,376	62,421
Computer software	72,339	68,408	3,931
Office fixtures and equipment	79,242	44,753	34,489
	$1,045,795	$527,102	$518,693

		June 30, 2010
	Cost	Accumulated	Net book
		Amortization	value
Camp and equipment	$511,382	$203,205	$308,177
Camp vehicles	222,726	148,998	73,728
Computer equipment	181,117	108,187	72,930
Computer software	70,178	66,486	3,692
Office fixtures and equipment	79,241	39,808	39,433
	$1,064,644	$566,684	$497,960

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	March 31,	June 30,
	2011	2010
Assets by geographic segment, at cost
Canada
Current	$11,851,224	$4,638,504
Equipment	51,603	61,346
	11,902,827	4,699,850
Mexico
Current	716,502	408,413
Equipment	467,090	436,614
Unproven mineral right interests	45,611,957	42,647,361
	46,795,549	43,492,388
	$58,698,376	$48,192,238

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Shares

On December 23, 2010, Kimber closed a $12,719,000 offering consisting of 9,085,000 units issued at a price of $1.40 per unit. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. Kimber allocated $659,595 to contributed surplus for the relative value of the warrants which were issued as part of the offering. The value of the warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate of 1.70%, expected share price volatility of 35%, expected life of warrant of 2 years, and a dividend yield of nil.

The underwriters received a cash commission of 6.5% of the gross proceeds raised through the offering, except with respect to the sale of 715,000 units to certain purchasers introduced by Kimber (“President’s List”) in which a cash commission of 4% was paid to the underwriters. The underwriters also received 544,050 warrants equal to 6.5% of the units issued through the offering, excluding the units deemed as part of the President’s List. Each underwriter warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.40. Total share issue costs of $1,230,964 were incurred related to the offering, which includes the commissions of $801,710, the fair value of the underwriter warrants of $146,081, and other issue costs of $283,173. The value of the underwriter warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate of 1.70%, expected share price volatility of 35%, expected life of warrant of 2 years, and a dividend yield of nil. The issue costs, net of the underwriter warrants, totaling $1,084,883, were allocated $1,028,621 to share capital and $56,262 to contributed surplus respectively.

b)	Warrants

The continuity of warrants for the nine months ended March 31, 2011 and the year ended June 30, 2010 is as follows:

	# of	Exercise	Expiry
	Warrants	Price	Date
Balance – June 30, 2009	6,000,000	$1.43
Expired	(1,692,667)	$1.25	March 11, 2010
Exercised for shares	(2,307,333)	$1.25	March 11, 2010
Balance – June 30, 2010	2,000,000	$1.80	September 24, 2011
Issued – Warrants with the units on public offering	4,542,500	$1.80	December 23, 2012
Issued – Underwriter warrants on public offering	544,050	$1.40	December 23, 2012
Expired	(2,541)	$1.80	September 24, 2010
Balance – March 31, 2011	7,084,009	$1.77

On September 13, 2010 Kimber announced that the expiry date of 1,997,459 warrants with an exercise price of $1.80 per share had been extended from September 24, 2010 to September 24, 2011. The accounting impact of this extension was not material.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

7.	Share Capital (continued)

c)	Stock Options

Kimber’s 2007 Stock Option Plan allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Nine Months ended March 31, 2011		Year ended June 30, 2010
	Options	Weighted average	Options	Weighted average
	Outstanding	exercise price	Outstanding	exercise price

Balance, beginning of period	4,705,715	$1.09	4,022,000	$1.16
Granted	1,150,000	$1.38	1,137,500	$1.15
Exercised	(52,500)	$0.65	(3,333)	$0.65
Forfeited	(70,000)	$0.79	(70,452)	$0.83
Expired	(210,000)	$1.61	(380,000)	$2.12
Balance, end of period	5,523,215	$1.14	4,705,715	$1.09

Stock options outstanding and exercisable at March 31, 2011 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date
$
2.40	150,000	150,000	July 18, 2011
2.59	100,000	100,000	November 9, 2011
2.67	50,000	50,000	December 18, 2011
1.95	400,000	400,000	April 12, 2012
0.85	52,000	52,000	September 20, 2012
0.86	400,000	400,000	September 28, 2012
0.78	400,000	400,000	November 29, 2012
0.79	500,000	500,000	February 12, 2013
0.65	1,203,715	1,203,715	January 29, 2014
1.15	1,117,500	681,667	February 12, 2015
1.38	1,150,000	332,500	February 8, 2016
	5,523,215	4,269,882
Weighted average exercise price	$1.14	$1.09

Stock options outstanding at March 31, 2011 include 95,000 performance options which were granted on February 10, 2010 with an exercise price of $1.15 and 152,500 performance options which were granted on February 8, 2011 with an exercise price of $1.38. These options were not exercisable as at March 31, 2011.

The weighted average remaining contractual life of the options is 2.93 years. (June 30, 2010; 3.06 years)

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

8.	Capital management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at March 31, 2011 was $57,660,443 (June 30, 2010; $47,650,611). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

9.	Fair value of financial instruments

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

(a)	Fair value

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$ 11,739,561	$ 11,739,561	-	-

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

10.	Financial risk exposure and risk management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at March 31, 2011, over 99% (June 30, 2010; 98%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of IVA recoverable from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. As at March 31, 2011, Kimber is experiencing delays in obtaining these refunds although on March 17, 2011 a refund ($53,250) relating to the quarter ended March 31, 2010 was received. However, there is no indication at this time that the IVA amounts will not be collectible in full.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less
	than 1
	month	1-3 months	Total
At March 31, 2011
Accounts payable	$802,933	-	$802,933
Accrued liabilities	-	$235,000	$235,000

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(Canadian dollars)

10.	Financial risk exposure and risk management (continued)

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority of Kimber’s monetary assets are held in Canadian and U.S. dollars. A 5% change in the US dollar or Mexican peso will affect Kimber as is indicated in the following table.

	March 31	June 30
	2011	2010
Change in Loss
United States dollars	$178,035	$79,409
Mexican pesos	$2,283	$11,595

11.	Commitments and contingencies

Kimber leases its premises under an operating lease. The original expiry date of this lease was January 31, 2011. During the three months ended December 31, 2010 the lease was extended to December 31, 2011. Kimber is obligated to make basic rent payments under its operating lease in the remaining fiscal year ended June 30, 2011 totalling $26,204 and $52,408 in the fiscal year ended June 30, 2012. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Amounts paid under this lease for the nine months ended March 31, 2011, including Kimber’s share of operating costs and taxes were $145,635 (nine months ended March 31, 2010; $140,331).

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Unaudited)
(Canadian dollars)

		Expenditures
		during nine
	March 31, 2011	month period	June 30, 2010
MEXICO
Monterde Property
Acquisition and taxes	$3,114,635	$103,726	$3,010,909
Exploration and Engineering
Amortization	700,914	65,865	635,049
Assays	3,951,446	150,560	3,800,886
Drilling	13,544,777	414,438	13,130,339
Engineering	3,124,664	458,602	2,666,062
Environmental study	1,362,751	32,184	1,330,567
Field office	1,821,275	381,269	1,440,006
Geological, geophysical	7,888,752	741,269	7,147,483
Legal	824,618	69,440	755,178
Maps, reports, reproductions	1,210,743	78,491	1,132,252
Metallurgy	954,975	68,698	886,277
Road and drill site maintenance	2,121,624	78,797	2,042,827
Salary and wages	875,198	53,655	821,543
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	2,202,370	193,641	2,008,729
Travel, accommodation	1,753,258	73,961	1,679,297
Third party recoveries	(9,931)	-	(9,931)
	42,497,322	2,860,870	39,636,452
Total unproven mineral right interests	$45,611,957	$2,964,596	$42,647,361